Exhibit 99.1

ASX ANNOUNCEMENT

18 December 2013

Share Transactions with Major Shareholder

Further to recent announcements regarding the Company’s stated focus to grow its molecular diagnostics business through the continued expansion of its flagship BREVAGenTM test, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that entities associated with the Company’s founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), have entered into several transactions which, if completed, will result in the disposal by them of 105,937,500 shares in the Company.  As a result, Dr. Jacobson’s beneficial interest in the issued capital of the Company will fall from 23.83% to 6.15%.

The various transactions have been summarised as follows:

1.                  On 17 December 2013, the Jacobson Entities disposed of 30,000,000 shares in GTG.  These shares were crossed on the Australian Securities Exchange at 4.55 pm yesterday.

2.                  The Jacobson Entities and GTG have entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to GTG shareholder approval, the following transactions will occur:

(a)              The Jacobson Entities will exchange a total of 75,937,500 shares in GTG at an agreed price of $0.08 per share for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by GTG at an agreed price of $1.35 per share.  As at the date of the Agreement, the shares in ImmunAid held by GTG had a carrying value in the Company’s balance sheet of approximately $0.84 per share.

(b)              The Jacobson Entities, as interested parties, will not be able to vote at the GTG shareholder meeting to consider the approval of the Agreement.

(c)               ImmunAid and GTG have now executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to GTG a total of 2,250,000 options to acquire ordinary shares in ImmunAid.  Each option will entitle GTG to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted.

(d)              In consideration for the options granted to GTG by ImmunAid in point (c), GTG agrees to pay ImmunAid an option fee of $500,000, of which $351,618 will be satisfied by the forgiveness of outstanding debts currently owed to GTG by ImmunAid.  GTG will pay the remaining $148,382 owed on the option fee in cash.

(e)               ImmunAid agrees that the $148,382 paid in cash by GTG will be used solely for the payment of expenses to independent third parties and that none of it will be used to pay fees to any related parties of ImmunAid (for example, directors or major shareholders).

(f)                All of the transactions above are subject to:

•             The receipt by GTG of an acceptable independent valuation of the Company’s 4,500,000 shares in ImmunAid and an accompanying independent expert’s fairness report in respect of the transaction from the perspective of the GTG shareholders;

•             The receipt of all necessary regulatory approvals, where required; and

•             The receipt of the approval of the Company’s shareholders at an Extraordinary General Meeting to be convened as soon as practicable (pursuant to ASX Listing Rule 10.1) at which the Jacobson Entities will be unable to vote.

Assuming the transactions proceed as outlined above, the number of ordinary issued shares in GTG will fall by 13.26% from 572,694,121 to 496,756,621, following the cancellation of the shares acquired from the Jacobson Entities.

At the conclusion of the various transactions contemplated above, the Jacobson Entities will retain a total of 30,536,184 ordinary shares in GTG representing 6.15% of the Company’s then total issued capital and Dr. Jacobson will continue his current active role for GTG as Vice President, Global Licensing and IP and also as CEO of ImmunAid Limited.

The Company will provide an update for shareholders on the timetable for implementation of the above transactions as soon as practical after engagement of the independent expert.

With the release of this announcement, the current trading halt can now be lifted.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040